PLY GEM HOLDINGS, INC.

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

May 20, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Jaskot

Ply Gem Holdings, Inc.

Registration Statement on

Form S-1 (File No. 333-167193)

Dear Ms. Jaskot:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration of 18,157,895 shares (including 2,368,421 shares to cover over-allotments) of common stock, par value $0.01 per share, of Ply Gem Holdings, Inc. (the “Company”) be accelerated to May 22, 2013 at 3:00 p.m. New York City time or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Timothy D. Johnson
	Name:	Timothy D. Johnson
	Title:	General Counsel

[Signature Page to Company Acceleration Request]